Filed by: DCT Industrial Trust Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DCT Industrial Trust Inc. (Commission File No.: 001-33201)

On April 29, 2018, Mr. Philip Hawkins, President and Chief Executive Officer of DCT Industrial Trust Inc., circulated the below email to all employees of DCT Industrial Trust Inc.:

DCT:

This afternoon, DCT and Prologis issued a joint press release announcing that the two companies have entered into an agreement to merge.    This occurred after careful consideration by our Board and upon a unanimous vote earlier today to approve the merger. A copy of the press release is attached.

This is certainly news that will take some time for you to process and digest. While the merger agreement has been executed by both companies, many steps need to be taken, including having a DCT shareholder vote, before the merger will close. Right now, we anticipate the closing will take place sometime in the third quarter of 2018.

From my point of view, two of the primary reasons we decided to merge DCT into Prologis are (1) the two companies are a great strategic fit given the strong overlap in our U.S. markets, portfolio quality and development focus which enhances the value and strength of the merged company and (2) based on Friday’s closing stock price, DCT shares are currently valued at $67.91 per share, a 15.6% premium to our current share price as each DCT share will be converted into 1.02 shares of Prologis stock.

The most important question on your minds is how does this impact you individually? For now, nothing will change regarding your job and responsibilities. When this proposed merger does close, Prologis’ senior management team will lead the combined company. Prologis is eager to begin discussing employment opportunities going forward. But, to give you a little bit of space between this announcement and those discussions, I have asked them to wait until later in the week. Final organizational plans will be developed over the next couple of months, before closing.

At the closing of the merger:

•	All employees will receive their 2018 bonus, prorated to the closing date.

•	All unvested equity grants will immediately vest, regardless of whether you are retained by Prologis, and you will receive 1.02 Prologis shares for each of your DCT shares.

In addition, for the benefit of those individuals not retained by Prologis, we have adopted a severance program. More specific details will be communicated to you as decisions are made about the organization, but in general, anyone terminated within 12 months after the merger will be entitled to receive the following benefits:

•	Cash severance equal to one-month salary AND bonus for every year of service – with a minimum of 6 months and a maximum of 12 months. Partial years of service will also count on a prorated basis (i.e., if you worked at DCT for 7 and a half years, you would be entitled to 7 and a half months of salary AND bonus upon termination),

•	Continuing health, dental and vision coverage and HSA contributions paid for by the company for six months.

For both of the bonuses described above, they will be determined based on the higher of the average of your last two years’ actual payments or your current target.

We will count on all of you over the coming months to ensure that DCT continues to perform at a high level and is well prepared to enter the next stage of its existence as part of Prologis. Our severance program is intended to provide appropriately generous protection for all of you who help get us to the finish line, and we are happy to make it available to you.

A joint DCT / Prologis conference call with investors and analysts will be held tomorrow morning at 7:00 a.m. Mountain time. The dial-in for the call is included in the attached press release and you are welcome to listen in.

We will have a DCT Company call at 10:00 a.m. Mountain time tomorrow (Monday) where I will provide some additional detail and context regarding the merger. An Outlook calendar invitation will be sent out shortly with the dial-in information.

I understand the impact of this decision on each of you and you will no doubt have many questions about all of this. I am available as are the other members of the Executive Committee and Liz Andora to answer them as best we can. I can assure you this was not an easy decision for me to make, because of how this will impact all of you. The next few months will be difficult as we juggle both our job duties as well as personal and professional change, but I am confident that the DCT team will continue to perform at our best and finish our careers at DCT with the pride we have all demonstrated throughout the Company’s history.

I look forward to talking with you on the call and frequently during the transition process.

Phil

Additional Information

This document contains forward-looking statements that are based on current expectations, estimates and projections about the industry and markets in which Prologis, Inc. (“Prologis”) and DCT Industrial Trust Inc. (“DCT”) operate as well as beliefs and assumptions of management of Prologis and management of DCT. Such statements involve uncertainties that could significantly impact financial results of Prologis or DCT. All statements that address operating performance, events or developments that Prologis or DCT expect or anticipate will occur in the future are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. We can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Neither Prologis nor DCT undertakes any duty to update any forward-looking statements appearing in this document except as may be required by law.

In connection with the proposed transaction, Prologis will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Prologis and a proxy statement of DCT (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to DCT’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Prologis or DCT. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis’s website at www.Prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them by mail at Pier 1, Bay 1, San Francisco, CA 94111 or by telephone at (415) 394-9000. The documents filed by DCT with the SEC may be obtained free of charge at DCT’s website at www.dctindustrial.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from DCT by requesting them by mail at Investor Relations, 555 17th Street, Suite 3700, Denver, CO 80202 or by telephone at 303-597-1550.

Participants in the Solicitation

Prologis and DCT and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis’s directors and executive officers is available in Prologis’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its proxy statement dated March 22, 2018, for its 2018 Annual Meeting of Shareholders. Information about DCT’s directors and executive officers is available in DCT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its proxy statement dated March 21, 2018, for its 2018 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or DCT as indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.